

By Electronic Mail

October 6, 2019

IM Filings
U.S. Securities Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Fidelity Covington Trust
        Issuer CIK: 0000945908
        Issuer File Number: 811-07319/033-60973
        Form Type: 8-A12B
        Filing Date: October 6, 2019

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

        Fidelity Stocks for Inflation ETF (FCPI)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Listings Analyst